     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     COMMUNICATION INTELLIGENCE CORPORATION
             (Exact name of Registrant as specified in its charter)

               DELAWARE                     275 SHORELINE DRIVE, SUITE 520                    94-2790442
   (State or other jurisdiction of             REDWOOD SHORES, CA 94065                    (I.R.S. Employer
    incorporation or organization)                  (415) 802-7888                      Identification Number)
                                          (Address, including zip code, and
                                           telephone number, including area
                                           code, of Registrant's principal
                                                  executive offices)

                            ------------------------

                                   JAMES DAO
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                     COMMUNICATION INTELLIGENCE CORPORATION
                         275 SHORELINE DRIVE, SUITE 520
                            REDWOOD SHORES, CA 94065
                                 (415) 802-7888
 (Name, address, including zip code, and telephone number, including area code, of Registrant's agent for service)

                         ------------------------------

             COPIES OF ALL COMMUNICATIONS, INCLUDING COMMUNICATIONS
                 SENT TO AGENT FOR SERVICE, SHOULD BE SENT TO:

                            DONALD J. BEZAHLER, ESQ.
                             BAER MARKS & UPHAM LLP
                                805 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 702-5700
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plan, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
                                (SEE NEXT PAGE)
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                          PROPOSED
                                                                      PROPOSED            MAXIMUM
            TITLE OF EACH CLASS                    AMOUNT             MAXIMUM            AGGREGATE
               OF SECURITIES                       TO BE           OFFERING PRICE         OFFERING           AMOUNT OF
             TO BE REGISTERED                  REGISTERED(3)        PER SHARE(4)          PRICE(4)        REGISTRATION FEE
Common Stock, $0.01 par value..............   7,477,597(1)(2)          $1.953           $14,603,747            $4,426

(1) Includes the registration for resale of all shares of Common Stock issuable upon conversion of or otherwise in respect of 450,000 shares of the Registrant's 5% Cumulative Convertible Preferred Stock (the "Convertible Preferred") issued in a private placement in December 1996. Estimated solely for purposes of calculating the registration fee and assumes that all of the shares of Convertible Preferred are converted into shares of Common Stock as of the first date on which the Convertible Preferred may be converted based on an effective market price of $1.92 per share. On March 25, 1997, the closing sale price of the Common Stock on the Nasdaq SmallCap Market was $2.00 per share.

(2) Includes the registration for resale of (a) 337,500 shares of Common Stock issuable upon the exercise in full of warrants to purchase 337,500 shares of Common Stock (subject to adjustments), with an exercise price of $2.50 per share and (b) 300,000 shares of Common Stock issuable upon the exercise in full of warrants to purchase 300,000 shares of Common Stock (subject to adjustments), with an exercise price of $2.00 per share (collectively, the "Warrants").

(3) Pursuant to Rule 416 under the Securities Act of 1933, as amended, such number of shares of Common Stock registered hereby shall include an indeterminate number of additional shares of Common Stock which may be issued upon the occurrence of certain events in accordance with the applicable terms and provisions with respect to the Convertible Preferred or the Warrants, including stock splits, stock dividends or similar transactions or anti-dilution adjustments.

(4) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sale prices of the Common Stock on the Nasdaq SmallCap Market on March 25, 1997.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS              SUBJECT TO COMPLETION, DATED MARCH 31, 1997

                       7,477,597 SHARES* OF COMMON STOCK

                     COMMUNICATION INTELLIGENCE CORPORATION

    This prospectus (the "Prospectus") relates to the offer and sale (the "Offering") by the selling securityholders (the "Selling Securityholders") of shares* (collectively, the "Shares") of common stock, $0.01 par value per share (the "Common Stock"), of Communication Intelligence Corporation, a Delaware corporation (the "Company"), all of which are issuable upon the conversion of or otherwise in respect to 450,000 shares of the Company's 5% cumulative convertible preferred stock (the "Convertible Preferred") or the exercise of warrants to purchase an aggregate of 637,500 shares of Common Stock (subject to adjustments) (collectively, the "Warrants"). See "Selling Securityholders" and "Plan of Distribution."

    *The Shares offered hereby include such presently indeterminate number of shares of Common Stock issuable upon conversion of or otherwise in respect of the 450,000 shares of the Convertible Preferred issued in a private placement in December 1996. The number of shares of Common Stock indicated to be issuable in connection with the conversion of the Convertible Preferred and offered for resale hereby is an estimate based upon the effective market price of the Common Stock on March 25, 1997, is subject to adjustment and could be materially less or more than such estimated amount depending upon factors which cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock. If, however, the effective market price of the Common Stock on March 25, 1997 of $1.92 per share were used to determine the number of shares issuable as of the first date on which the Convertible Preferred may be converted, the Company would be obligated to issue a total of 6,840,097 shares of Common Stock, assuming all 450,000 shares of Convertible Preferred outstanding were converted on such date. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock. See "Risk Factors -- Effect of Conversion of Convertible Preferred Stock; Potential Common Stock Adjustment; Dilution" and "Description of Capital Stock." The Shares offered hereby also include 337,500 shares of Common Stock (subject to adjustments) issuable upon exercise in full of five-year warrants to purchase 337,500 shares of Common Stock, with an exercise price of $2.50 per share, and 300,000 shares of Common Stock (subject to adjustments) issuable upon the exercise in full of five-year warrants to purchase 300,000 shares of Common Stock, with an exercise price of $2.00 per share. See "Selling Securityholders," "Plan of Distribution" and "Description of Capital Stock."

    The Company will not receive any proceeds from the sale of the Shares offered hereby. In addition, the Company will bear expenses from this Offering, including fees and expenses incurred by one counsel representing the holders of the Convertible Preferred. The Company estimates that it will incur an aggregate of $130,000 in expenses in connection with this Offering. The Company is required to effectuate this Offering pursuant to agreements between the Company and the Selling Securityholders. See "Description of Capital Stock."

    The Common Stock is listed on The Nasdaq SmallCap Market under the symbol "CICI." On March 25, 1997, the closing sale price of the Common Stock as reported on The Nasdaq SmallCap Market was $2.00 per share.

    THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS.
                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    The Selling Securityholders and any other person participating in the distribution of the Shares offered hereby will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, including Rules 101 through 104, and such provisions may limit the timing of purchases and sales of the Shares. The Shares offered hereby may be offered and sold from time to time pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), by the Selling Securityholders in one or more transactions on The Nasdaq SmallCap Market, in negotiated transactions, or a combination of such transactions. The Shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares directly to purchasers or through underwriters or broker-dealers who may act as agents or principals. Underwriters or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom the underwriters or broker-dealers may act as agent or to whom they sell as principal or both.

                The date of this Prospectus is          , 1997.

                                  RISK FACTORS

    THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. PRIOR TO MAKING AN INVESTMENT DECISION, PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS RELATING TO THE COMPANY AND THIS OFFERING.

HISTORY OF LOSSES; PRIOR BANKRUPTCY PROCEEDING

    In each year since its inception, the Company has incurred losses. For the five-year period ended December 31, 1996, these losses aggregated approximately $36.4 million, and at December 31, 1996, the Company's accumulated deficit was approximately $54.3 million. In July 1994, the Company filed a voluntary petition for reorganization and protection under Chapter 11 of the United States Bankruptcy Code in order to restructure its debt. In November 1994, the Company emerged from bankruptcy. Revenues from product sales or licensing have not been significant to date. The Company is likely to incur additional losses in the future, and these losses could be substantial. The Company develops, markets and licenses natural input, computer interface, handwriting recognition and data security technologies and products for various markets, including personal computing and electronic commerce and communications. In view of the emerging nature of the markets for pen-based computing and the uncertainties concerning the Company's ability to sufficiently commercialize its products and technology and obtain and retain market share, there can be no assurance that the Company will be able to achieve or sustain significant revenues or any level of profitability.

UNCERTAINTY OF MARKET ACCEPTANCE

    The markets for pen-based computing are relatively new. Since its inception, the Company has been primarily engaged in research and development of its core technologies for handwriting recognition and related products in order to create products for these emerging markets. More recently, the Company has been seeking to establish distribution, licensing, product development and other strategic relationships with third parties, and has had limited success to date. There can be no assurance that the Company's technologies and products will ever achieve significant market acceptance.

NEED FOR ADDITIONAL FINANCING; EFFECT OF RESTRICTIVE COVENANTS CONCERNING
  CONVERTIBLE PREFERRED

    The Company's working capital at December 31, 1996 was approximately $8.3 million. The Company believes it has adequate capital to fund current operations for the next twelve months. However, the Company may be required to obtain additional financing earlier in order to continue its operations, maintain its Common Stock listing on The Nasdaq SmallCap Market or otherwise. There can be no assurance that additional funds will be available when needed, or if available, will be on favorable terms or in the amounts required by the Company. If adequate funds are not available to the Company when needed, it may be required to delay, scale back or eliminate some or all of its marketing and development efforts or other operations, which will have a material adverse effect on the Company's business, results of operations or prospects. Future issuances of the Company's securities will cause dilution to the Company's then existing stockholders, which in certain circumstances could be substantial.

    In December 1996, the Company consummated a private placement of 450,000 shares of Convertible Preferred. In connection with the private placement, the Company entered into an investor agreement with the purchasers of the Convertible Preferred (the "Investor Agreement"). Subject to certain exceptions, until the Restrictive Covenant Termination Date (as defined below), the Investor Agreement prohibits or restricts the Company from, among other things, declaring or paying dividends or making distributions to holders of the Common Stock, repurchasing any Common Stock or other equity junior or on parity with the Convertible Preferred, authorizing or issuing other equity securities senior to the Convertible Preferred, and incurring indebtedness other than for trade payables or a working capital facility not exceeding $10 million. In addition, until the Restrictive Covenant Termination Date, the Company is prohibited from offering or selling debt, shares of Common Stock or other equity securities (including convertible securities), other than in a bona-fide underwritten public offering, and from obtaining any financing from a third party, unless such transaction has been first offered to the holders of the Convertible Preferred. The term "Restrictive Covenant Termination Date" means, generally, the date which is the earlier of
(a) January 31, 1998 or (b) the date on which all of the Convertible Preferred has been converted.

TECHNOLOGICAL CHANGES; OBSOLESCENCE AND COMPETITION

    The markets in which the Company competes are subject to rapid and significant technological changes, frequent introductions of new products and product enhancements and the development of new technologies. Because the markets for the Company's products are emerging and changing, the Company believes that its products and underlying technologies will be subject to such changes. There can be no assurance that the Company will be able to develop new products or technologies or enhance existing products or technologies in a timely manner in order to respond to market demands or that such technological changes will not have a material adverse effect on the Company.

    The personal computer market is intensely competitive and has attracted a number of major companies already established in the personal computer and software industries. Certain competitors of the Company have substantially greater financial and other resources than that of the Company. The Company faces competition at a number of different levels. Certain competitors have developed or are developing complete pen-based hardware and software systems, while others have focused on different elements of such systems, such as character recognition technology, pen-based operating systems and environments, and pen-based applications. For example, Tandy Corporation and Sony Corporation currently offer pen-based portable computers incorporating handwriting recognition technology at various levels of sophistication, and Microsoft offers a handwriting recognition system and a pen-based operating environment. There can be no assurance that competitors will not succeed in developing products or technologies that are more effective, easier to use or less expensive than the Company's products or technologies or that would render the Company's products or technologies obsolete or non-competitive. Competitors of the Company include certain of the Company's current and potential strategic partners and customers who are developing or acquiring alternative products and technologies to those offered by the Company. There can be no assurance that companies with which the Company has established or will establish distribution, license, product development or other strategic relationships will not choose to market competitive technologies or products developed internally or acquired from third parties. For example, Apple and IBM are developing internally or have licensed from third parties a number of technologies related to pen-based computing, NCR/ATT has developed its own pen-based operating environment, and NEC has developed its own character recognition technology and pen-based operating system. The Company's strategic partners also have had access to proprietary information of the Company, and there can be no assurance that the Company's confidentiality agreements with its strategic partners will adequately protect it against the improper use of such proprietary information. See "--Uncertainty of Protection of Intellectual Property and Property Rights."

    The Company believes that the principal competitive factors in the markets for pen-based computer products are the quality and reliability of character recognition technology, multilingual capabilities of character-based recognition technology, compatibility with a broad range of computer systems, name recognition, effective distribution systems, ease of use, software efficiency and the ability to sell to leading computer companies who may be predisposed to develop their own technology instead of licensing third-party technology. The markets for pen-based products are still emerging, and the Company is unable to determine which of these factors are the most important. The Company believes that it competes favorably with respect to these factors, although it is at a competitive disadvantage with respect to name recognition and distribution capability. There can be no assurance that the Company will be able to be competitive as the pen-based computing industry evolves, market demands change and the Company's competitors apply substantial resources toward the development of new products and technologies.

DEPENDENCE ON KEY PERSONNEL

    The Company is highly dependent on the services of its management, key personnel and other individuals. The loss of the services of one or more of the Company's executive officers or other key persons, in particular James Dao, the Company's founder, Chairman and Chief Executive Officer, could have a material adverse effect on the Company. None of the Company's executive officers or key personnel has an employment agreement with the Company and any such person may resign at any time. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, any former employee will not organize a competitive business. The Company's success will also depend on its ability to attract and retain additional highly skilled personnel in all areas of its business. The competition for qualified personnel in the computer industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining personnel.

DEPENDENCE ON DISTRIBUTORS AND STRATEGIC RELATIONSHIPS

    The Company's strategy to commercialize its products and achieve significant market acceptance depends in large part on its ability to develop distribution, licensing, marketing and other strategic relationships with leading computer companies, computer manufacturers, operating system software vendors, independent software vendors and computer retailers. Through these relationships, the Company seeks to establish recognition of its products and related technologies and achieve significant market acceptance. The Company's strategic partners generally do not have contractual commitments to the Company. In the event one or more of the Company's strategic partners should terminate their relationship with the Company, or the Company is unable to establish strategic relationships with additional companies, there is a significant risk that the Company's business and operating results will be materially adversely affected. Moreover, certain of the companies with which the Company has established or may seek to establish a strategic relationship are concurrently engaged in the development or marketing of competing products and technologies which they have developed internally or acquired from third parties.

UNCERTAINTY OF PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

    The Company relies on a combination of patents, copyrights and trademarks, trade secrets and contractual provisions to protect its proprietary rights in its products and technologies. There can be no assurance that these protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies. In addition, the laws of certain countries in which the Company's products are licensed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. Because of the rapid evolution of technology and uncertainties in intellectual property law in the United States and internationally, there can be no assurance that the Company's current or future products or technologies will not be subject to claims of infringement. The Company's licensees and distributors have access to proprietary information of the Company, and there can be no assurance that the measures taken by the Company to protect its technology, products and other proprietary rights will adequately protect it against improper use. A substantial portion of the Company's technology and know-how are trade secrets and are not protected by patent, trademark or copyright laws. The Company has a policy of requiring its employees and contractors to respect proprietary information through written agreements. The Company also has a policy of requiring prospective business partners to enter into non-disclosure agreements before any of the Company's proprietary information is revealed to them.

    The original character recognition technology processes employed in the Company's products were developed and patented by SRI International ("SRI"), and SRI assigned those patents to the Company (the "SRI Patents"). The SRI Patents have expired. Other major elements of the Company's products and technologies are patented in the United States and overseas. The Company does not believe that the expiration of the SRI Patents has had or will have a significant impact on its operations since it has made significant improvements to the original technology and additional patents relating to such technological improvements have been applied for or issued. Certain of the Company's existing patents covering these improvements expire between 1998 and 2005.

    CIC-Registered Trademark- and its logo, Handwriter-Registered Trademark-, MacHandwriter-Registered Trademark-, PenDOS-Registered Trademark-, PenMAC-Registered Trademark-, INKshrINK-Registered Trademark- and Creativity Tool-Registered Trademark- are registered trademarks of the Company. Handwriter-Registered Trademark- Manta-TM-, JOT-TM-, SigCheck-TM-, InkSentry-TM-, InkTools-TM-, Sign-it-TM- and YPad-TM- are trademarks of the Company. Applications for registration of various trademarks are pending in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom. The Company intends to register its trademarks generally in those jurisdictions where its products are or will be marketed in the future.

    The Company may be required to take various forms of legal action from time to time to protect its proprietary rights. Any litigation regarding claims against the Company or claims made by the Company against others could result in significant expense to the Company and divert the efforts of its technical and management personnel, whether or not such litigation is resolved in favor of the Company. In the event of an adverse result in any such litigation, the Company may be required to expend significant resources to develop non-infringing technology or obtain licenses from third parties. There can be no assurance that the Company would be successful in such development or that any such licenses would be available on commercially reasonable terms, if at all.

JOINT VENTURE IN PEOPLE'S REPUBLIC OF CHINA

    The Company currently owns 79% of a joint venture (the "Joint Venture") with The Ministry of Electronic Industries of the Jiangsu Province, a provincial agency of the People's Republic of China (the "Agency"). Under the provisions of the Joint Venture agreement, the Company may be required to contribute up to $5.4 million in cash to the Joint Venture and is required to provide it with nonexclusive licenses to technologies and certain distribution rights. The Agency is required to contribute certain land use rights and provide other services to the Joint Venture. As of December 31, 1996, the Company had contributed an aggregate of $900,000 in cash to the Joint Venture and provided it with nonexclusive licenses to technology and certain distribution rights and the Agency had contributed certain land use rights. The Company believes that any future cash contributions it may be required to make to the Joint Venture will be paid from its working capital or proceeds received from additional financings, if any. There can be no assurance that the Company will be able to fund the balance of any required cash contributions to the Joint Venture, that the Joint Venture will be successful in developing or selling integrated computer systems or other Company products to the Chinese market or that the Company will realize any significant benefits from its contributions to the Joint Venture. The Joint Venture is subject to annual licensing requirements from the Chinese government and there can be no assurance that its license will be renewed beyond November 13, 1997 (the expiration date of the current license). The failure of the Joint Venture to renew its license will adversely affect the Company. In addition, because of the legal and political system in China, there can be no assurance that Agency obligations to the Joint Venture can be enforced. Finally, the Company's investment in the Joint Venture is subject to risks of doing business abroad, including fluctuations in the value of currencies, export duties, import controls and trade barriers (including quotas), restrictions on the transfer of funds, longer payment cycles, greater difficulty in accounts receivable collection, burdens of complying with foreign law and political and economic instability. In the event the Company becomes adversely affected by any of these risks or other risks arising out of doing business outside the United States, it may have a material adverse effect on the Company. To date, the Company has not encountered any significant difficulties with respect to the transfer of funds from the Joint Venture to the Company. However, there can be no assurance that it will not encounter significant difficulties in the future or that the Joint Venture will not be significantly restricted or prohibited from doing business in the future. See "-- Foreign Exchange."

DEPENDENCE ON SUPPLIERS

    The digitizer tablets and electronic pens used in connection with the Company's Handwriter-Registered Trademark- for Windows-Registered Trademark- are manufactured by one supplier (according to the Company's specifications). In addition, the digitizers and electronic pens used in connection with the Company's Handwriter-Registered Trademark- Manta-TM- are manufactured by two suppliers. Other subcontractors manufacture templates, duplicate software, print documentation and prepare packaging for the Company's products. The digitizer, pens and other components are packaged by a turnkey software service and shipped to customers upon the Company's instructions. If any of the Company's suppliers do not or are unable to meet product volume requirements, the Company's operations would be adversely affected (even though one of the Company's suppliers is obligated to assist the Company in obtaining an adequate supply of digitizers and pens). The Company is currently evaluating whether to use additional suppliers but has not yet entered into any definitive supply arrangements with any other suppliers. Any interruption or other delay would likely have an adverse impact on the Company's business and results of operations, at least in the short-term.

SIGNIFICANT CUSTOMERS; GRANTS

    For the year ended December 31, 1996, two customers accounted for approximately 11% and 10%, respectively, of the Company's revenues, and for the years ended December 31, 1995 and 1994, one customer accounted for approximately 25% and 21%, respectively, of the Company's revenues. The loss of any significant customer or other revenue source would have a material adverse effect on the Company. In February 1997, the Company's grant from the National Institute of Standards and Technology ("NIST") with respect to the development of Chinese character recognition technology expired. For the year ended December 31, 1996, the Company received an aggregate of $91,000 from this grant, representing approximately 3% of the Company's total revenues for 1996.

CONTROL BY EXISTING STOCKHOLDERS

    At March 25, 1997, the Company's executive officers, directors and principal stockholders may be deemed to beneficially own approximately 33% of the Company's outstanding voting securities (assuming (a) holders of the Common Stock and Convertible Preferred are voting together as one class, (b) all outstanding options, warrants and other securities which may be exercised or converted into, or exchanged for, shares of Common Stock within 60 days of the date of this Prospectus are exercised or converted in full and (c) none of the outstanding Convertible Preferred is converted into shares of Common Stock). As a result, if such individuals were to act collectively as stockholders, they would have the ability to substantially influence matters requiring stockholder approval, including the election of directors and other matters to be voted on by the Company's stockholders with respect to the business and affairs of the Company. See "Description of Capital Stock."

EFFECT OF CONVERSION OF CONVERTIBLE PREFERRED; POTENTIAL COMMON STOCK
  ADJUSTMENTS; DILUTION

    On December 31, 1996, the Company consummated a private placement of 450,000 shares of Convertible Preferred for $11,250,000. In connection with the transaction, the Company received $9,495,000 in cash and accepted for exchange, in lieu of cash, 390,000 shares of Common Stock for 70,200 shares of Convertible Preferred. Each share of Convertible Preferred is convertible by the holder into shares of Common Stock at any time beginning July 1, 1997, or earlier in the event a change in control transaction occurs, pursuant to a conversion formula based upon a discount from the effective market price of the Common Stock. In addition, all outstanding shares of Convertible Preferred will automatically convert into shares of Common Stock on December 31, 1999, subject to the satisfaction of certain conditions and events, or later under certain circumstances. There are no limitations as to the number of shares of Common Stock the Company may be required to issue in connection with the conversion of the Convertible Preferred. In addition, as of the date of this Prospectus, there were outstanding options and warrants (including the Warrants) to purchase an aggregate of 6,972,385 shares of Common Stock (subject to adjustments). The conversion of the Convertible Preferred and the exercise of all outstanding options, warrants, and similar securities has, and the issuance of any other securities or interests which are exercisable for or convertible into shares of Common Stock will have, a dilutive effect, which could be substantial, on the currently and then outstanding shares of Common Stock, respectively. See "Description of Capital Stock."

    The exact number of shares of Common Stock issuable upon conversion of, or otherwise with respect to, the Convertible Preferred cannot currently be determined but, generally, such issuances of Common Stock will vary inversely with the market price of the Common Stock. The existing holders of Common Stock will be materially diluted by conversion of the Convertible Preferred which dilution will depend on the future market price of the Common Stock. If the effective market price of $1.92 on March 25, 1997 were used to determine the number of shares of Common Stock issuable as of the first date on which the Convertible Preferred may be converted, the Company would be obligated to issue a total of 6,840,097 shares of Common Stock assuming all the shares were converted at that time. To the extent the effective market price per share of the Common Stock is lower or higher than $1.92 per share as of any date on which shares of Convertible Preferred are converted, the Company would be obligated to issue more or less shares of Common Stock than reflected in this estimate, and the difference could be material. The number of shares of Common Stock issuable in connection with the Convertible Preferred will increase at an increasing rate as the effective market price decreases (and decrease at a decreasing rate as the price increases) relative to the market price. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock or the number of shares of Common Stock issuable upon the conversion of the Convertible Preferred. The ultimate number of shares of Common Stock to be issued and the dilution attributable thereto cannot be determined until all of the shares of Convertible Preferred have been converted. On March 25, 1997, the last reported sales price of the Common Stock on the Nasdaq SmallCap Market was $2.00 per share.

POSSIBLE STOCK PRICE VOLATILITY

    The Company's Common Stock is listed on the Nasdaq SmallCap Market. Stock prices of technology companies in recent years have experienced significant volatility, including at times price fluctuations unrelated to the operating performance of these companies. The market price of the Company's Common Stock has been and could be subject to significant fluctuations as a result of variations in its operating results, announcements of technological innovations or new products by the Company or its competitors, announcements of new strategic relationships by the Company or its competitors, general conditions in the computer industry or market conditions unrelated to the Company's business and operating results. Any volatility that is coincident in time with conversions of the Convertible Preferred will directly impact the number of shares of Common Stock issuable upon conversion of the Convertible Preferred.

FUTURE SALES OF COMMON STOCK; EXISTING REGISTRATION STATEMENT; REGISTRATION
  RIGHTS; POTENTIAL DEFAULT PAYMENTS

    As of March 25, 1997, the Company had approximately 44.8 million shares of Common Stock outstanding, of which approximately 29.2 million are available for public sale in accordance with Rule 144 under the Securities Act (giving effect to the February 1997 SEC rule changes which become effective in April 1997 and, among other things, reduce the required holding period by one year), subject in certain cases to volume and other limitations. In addition, approximately 6.2 million shares of Common Stock may be sold pursuant to the Company's registration statement for selling securityholders which was declared effective by the Securities and Exchange Commission in December 1996.

    In December 1996, the Company entered into a registration rights agreement with the holders of the Convertible Preferred (the "Registration Rights Agreement") which required the Company to file a registration statement (of which this Prospectus is a part) (the "1997 Registration Statement") with the Securities and Exchange Commission relating to the offer and sale by the Selling Securityholders of shares of Common Stock issuable upon conversion of, or otherwise in respect to, the Convertible Preferred by March 31, 1997 and to use its best efforts to cause the 1997 Registration Statement to become effective under the Securities Act by June 29, 1997.

    Pursuant to the Registration Rights Agreement, in the event that the 1997 Registration Statement is not declared effective by June 29, 1997, the Company will be required to pay to each holder a default payment in cash (the "Default Payment") in an amount equal to 3% of the liquidation preference for the Convertible Preferred held for any part of each subsequent 30-day period, until the 1997 Registration Statement has been declared effective. A similar Default Payment must be made by the Company to the holders of Convertible Preferred in the event that (i) the Company fails, refuses or is unable to cause the registrable securities covered by the 1997 Registration Statement to be listed on the exchange on which the Common Stock is traded, (ii) any holder's ability to sell the securities covered by the 1997 Registration Statement is suspended for more than 60 days in the aggregate, or at any time during the months of December 1997 or January 1998, or (iii) the Company does not have a sufficient number of shares of Common Stock available to effect conversion of the Convertible Preferred. The Company must pay the Default Payments each month until the condition or event causing the payment to be made no longer exists. Any Default Payment which the Company is required to make pursuant to the terms of the Registration Rights Agreement may have a material adverse effect on the Company.

    The Company has also granted demand and piggyback registration rights to CIC Standby Ventures, L.P. ("Standby Ventures"), a principal stockholder which owns approximately 21.9% of the Company's Common Stock. The registration rights cover approximately 9.8 million shares of Common Stock (including securities exercisable for shares of Common Stock) held by Standby Ventures and its sole general partner, Mr. Philip S. Sassower (the Chairman of the Executive Committee of the Company's Board of Directors). In connection with the private placement of the Convertible Preferred, Standby Ventures, Mr. Sassower and Mr. James Dao (the Company's Chief Executive Officer and a principal stockholder) agreed not to sell more than 10% of each of their respective holdings of Common Stock until the earlier of January 31, 1998 or the date on which all of the shares of the Convertible Preferred have been converted without the approval of a majority in interest of the holders of the outstanding Convertible Preferred.

STATE REGISTRATION REQUIRED FOR SALES OF SHARES

    Under the securities laws of certain states, the Shares may not be sold unless they are qualified for sale or are exempt from registration under the state securities laws of the state in which the prospective purchaser resides. The Company is contractually obligated to use its best efforts to register and qualify the Shares under applicable state securities laws in such jurisdictions as may be reasonably requested by the Selling Securityholders.

NO ANTICIPATED DIVIDENDS ON THE COMMON STOCK; REQUIRED DIVIDENDS PAYABLE FOR
  CONVERTIBLE PREFERRED

    The Company does not anticipate paying cash dividends on shares of its Common Stock in the foreseeable future. At March 25, 1997, the Company had 450,000 shares of Convertible Preferred issued and outstanding. The Convertible Preferred entitles the holders thereof to receive cumulative dividends on each share at the rate of $1.25 per share per annum, compounded semi-annually, when payable, whether or not declared. Dividends may be paid at the Company's option in cash or additional shares of Convertible Preferred (with each additional share valued at $25 per share). The Company has agreed with the holders of the Convertible Preferred that it would not declare dividends or make any distributions to holders of the Common Stock prior to the earlier of February 1998 (or later under certain circumstances) or the date on which all outstanding Convertible Preferred has been converted into shares of Common Stock. The Company is also required to pay any accrued and unpaid dividends on outstanding shares of Convertible Preferred before declaring or paying any dividends on any other class or series of stock, including the Common Stock. See "Description of Capital Stock -- Preferred Stock." The declaration and payment of any cash dividends in the future will be determined at the discretion of the Company's Board of Directors, in light of conditions then existing, including the Company's earnings, if any, financial condition, cash requirements and any contractual restrictions or prohibitions with respect to the payment of dividends.

DELISTING OF COMMON STOCK FROM NASDAQ; NASDAQ PROPOSED RULE CHANGES

    In July 1994 (during the Company's Chapter 11 reorganization proceedings), the Company's Common Stock was delisted from the Nasdaq National Market for failure to meet Nasdaq's minimum price requirements. The Common Stock was relisted on The Nasdaq SmallCap Market in July 1996. The Company is required to satisfy continued listing requirements pursuant to Nasdaq SmallCap Market rules in order for the Common Stock (including the Shares offered hereby) to remain eligible for such quotation. As of the date of this Prospectus, the Company believes it meets these requirements. In November 1996, the Board of Directors of The Nasdaq Stock Market Inc. approved significant rule changes concerning initial and continuing listing requirements for Nasdaq issuers which effectively increase certain quantitative and qualitative thresholds that issuers (including the Company) must satisfy. The proposed rules are currently being reviewed by the Securities and Exchange Commission. Whether or not the proposed rules are approved as proposed or otherwise, there can be no assurance that the Company will satisfy continued listing requirements in the future.

    If the Company fails to meet any applicable Nasdaq requirements, the Common Stock may be delisted from The Nasdaq SmallCap Market. In such event, there can be no assurance that trading in the Common Stock will continue (through the OTC Bulletin Board or otherwise). Any delisting of the Common Stock will adversely affect a holder's ability to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock. In addition, any delisting may cause the Common Stock to be subject to "penny stock" regulations promulgated by the Securities and Exchange Commission. Under such regulations, broker-dealers are required to, among other things, comply with disclosure and special suitability determinations prior to a sale. If the Common Stock becomes subject to these regulations, the market price of the Common Stock and liquidity thereof would be adversely affected.

    In the event that the 1997 Registration Statement is not declared effective by June 29, 1997, the Company will be required to pay to each holder a Default Payment in cash in an amount equal to 3% of the liquidation preference for the Convertible Preferred held for any part of each 30-day period subsequent, until the 1997 Registration Statement has been declared effective. A similar Default Payment must be made by the Company to the holders of Convertible Preferred in the event that (i) the Company fails, refuses or is unable to cause the registrable securities covered by the 1997 Registration Statement to be listed on the exchange on which the Common Stock is traded, (ii) any holder's ability to sell the securities covered by the 1997 Registration Statement is suspended for more than sixty days, or at any time during the months of December 1997 or January 1998, or (iii) the Company does not have a sufficient number of shares of Common Stock available to effect conversion of the Convertible Preferred. The Company must pay the Default Payments each month until the condition or event causing the payment to be made no longer exists. Any Default Payment which the Company is required to make pursuant to the terms of the Registration Rights Agreement may have a material adverse effect on the Company.

                                  THE COMPANY

    The Company develops, markets and licenses natural input, computer interface, handwriting recognition and data security technologies and products for various markets (including personal computing and electronic commerce and communications). The Company's products include the multi-lingual Handwriter-Registered Trademark- Recognition System and SigCheck-TM- (signature verification software) and the PenDos-Registered Trademark- and PenMAC-Registered Trademark- pen operating environments. The Company also markets software tools such as InkTools-TM- and Sign-it-TM-, which allow signature capture and verification within computer applications, Handwriter-Registered Trademark- for Windows-Registered Trademark-, a peripheral input device product enabling users to have pen computing capabilities on their desktop personal computers, and Handwriter-Registered Trademark-Manta-TM-, which provides similar capabilities to laptop computer users.

    The Company's current strategy is to commercialize its products for pen computing applications internationally through the establishment of a network of strategic business alliances. To achieve this objective, the Company has sought and is seeking to form a series of strategic business alliances with corporations and other entities. The Company believes that this strategy will offer the benefits of pen computing to computer users worldwide while creating opportunities both for itself and its strategic partners. There can be no assurance that the Company will be able to establish strategic business alliances or, if established, that such alliances will be profitable for the Company.

    The Company has implemented a three-pronged revenue generation strategy. The Company (i) licenses its products to original equipment manufacturers ("OEMs") and independent software vendors who reproduce and market them in conjunction with their own products, (ii) sells its end-user products, such as the MacHandwriter-Registered Trademark-, Handwriter-Registered Trademark- for Windows-Registered Trademark- and Handwriter-Registered Trademark- Manta-TM-, through independent sales representatives, distributors, strategic relationships, and its corporate sales force, and (iii) provides system integration services and markets its pen-based business computer systems in China, through its 79%-owned joint venture in the People's Republic of China.

    In January 1997, the Company announced that CompUSA had expanded its stocking of the Handwriter-Registered Trademark- for Windows-Registered Trademark- to all of its over 122 U.S. stores from an initial four-store introduction in November and December 1996. The Company also announced in January 1997 that Norand Corporation introduced the PEN KEY 6622, a powerful PC-based mobile computer, with the Company's
Handwriter-Registered Trademark- Recognition System software pre-installed. Other manufacturers of handheld computer products which have adopted the Company's software on the Windows-Registered Trademark- for pen-computer platform include Fujitsu Personal Systems, Inc., Symbol Technologies, Telxon Corporation and Seiko-Epson. In March 1997, the Arthritis Foundation awarded the Company with an "Ease of Use Seal of Commendation" for Handwriter-Registered Trademark- for Windows.-Registered Trademark-

                                USE OF PROCEEDS

    The Selling Securityholders will receive all of the proceeds from the sale of the Shares offered hereby. The Company will not receive any proceeds from the sale of the Shares. However, 637,500 shares of the Shares offered hereby are issuable upon the exercise of outstanding Warrants to purchase shares of Common Stock (subject to adjustments). If all of the Warrants were exercised by the Selling Securityholders, the Company estimates that it would receive gross cash proceeds of approximately $1.4 million in the aggregate (assuming none of the Warrants were exercised pursuant to the cashless exercise provisions contained therein). Holders of the Warrants have the right to exercise their Warrants by delivering shares of Common Stock as payment therefor pursuant to the terms of the Warrants. The Company expects to use the proceeds it receives from the exercise of the Warrants, if any, for general corporate purposes.

                            SELLING SECURITYHOLDERS

    The following Selling Securityholders beneficially own as of March 25, 1997 and may offer hereby the number of shares of Common Stock set forth opposite their respective names (assuming the conversion or exercise of all of the shares of Convertible Preferred and Warrants held by such holders into shares of Common Stock as of the date of this Prospectus and based on the assumptions and estimates described herein, including those set forth in footnote (1) to this table). The Shares offered pursuant to this Prospectus may be offered from time to time by the Selling Securityholders named below or their nominees. The Selling Securityholders are under no obligation to sell all or any portion of the Shares pursuant to this Prospectus. In addition, because the Selling Securityholders are not obligated to sell all or a portion of their Shares pursuant to this Prospectus, the Company is unable to ascertain the number of shares of Common Stock that will be beneficially owned by each Selling Securityholder following the termination of the Offering.

    The Company will bear expenses from this Offering, including fees and expenses incurred by one counsel representing the holders of the Convertible Preferred. Except as provided in this Prospectus, no Selling Securityholder has held any position or office or had any other material relationship with the Company within the past three years. The Selling Securityholders will receive all of the proceeds from the sale of the Shares offered hereby. The Company will not receive any proceeds from the sale of such Shares. However, 637,500 shares of the Shares offered hereby are issuable upon the exercise of outstanding Warrants to purchase shares of Common Stock (subject to adjustments). If all of the Warrants were exercised by the Selling Securityholders, the Company estimates that it would receive gross cash proceeds of approximately $1.4 million in the aggregate (assuming none of the Warrants were exercised pursuant to the cashless exercise provisions contained therein). Holders of the Warrants have the right to exercise the Warrants held by them by delivering shares of Common Stock as payment therefor pursuant to the terms of the Warrants. See "Plan of Distribution."

    Except as otherwise indicated, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their securities, except to the extent that such authority is shared by spouses under applicable law or as otherwise noted below. The information in the table concerning the Selling Securityholders is based on information provided to, or known by, the Company, except for the assumed conversion ratio of shares of Convertible Preferred into Common Stock, which is based solely on the assumptions discussed or referenced in footnote (1) to the table. Information concerning the Selling Securityholders may change from time to time after the date of this Prospectus. See "Risk Factors," "Plan of Distribution" and "Description of Capital Stock."

                                                     SHARES OF               SHARES OF
                                                   COMMON STOCK             COMMON STOCK
                                                       OWNED                  OFFERED
                                                     PRIOR TO               PURSUANT TO
NAME OF SELLING SECURITYHOLDER                    OFFERING(1)(2)           OFFERING(1)(2)
---------------------------------------------  ---------------------  ------------------------

Global Bermuda Limited Partnership...........           410,405(3)               410,405(3)
                                                         18,000(4)                18,000(4)

Merced Partners Limited Partnership..........           197,602(3)               197,602(3)
                                                          8,667(4)                 8,667(4)

Lakeshore International Ltd..................           456,006(3)               456,006(3)
                                                         20,000(4)                20,000(4)

Westgate International, L.P..................         1,702,424(3)             1,702,424(3)
                                                         74,667(4)                74,667(4)

Elliott Associates, L.P......................         2,553,636(3)             2,553,636(3)
                                                        112,000(4)               112,000(4)

                                                     SHARES OF               SHARES OF
                                                   COMMON STOCK             COMMON STOCK
                                                       OWNED                  OFFERED
                                                     PRIOR TO               PURSUANT TO
NAME OF SELLING SECURITYHOLDER                    OFFERING(1)(2)           OFFERING(1)(2)
---------------------------------------------  ---------------------  ------------------------
Anvil Investment Partners, L.P...............           364,805(3)               364,805(3)
                                                         16,000(4)                16,000(4)

Otato Limited Partnership....................           121,601(3)               121,601(3)
                                                          5,333(4)                 5,333(4)

Salomon Brothers Inc.........................           304,004(3)               304,004(3)
                                                         13,334(4)                13,334(4)

JMG Capital Partners, L.P.(8)................           212,803(3)               212,803(3)
                                                          9,333(4)                 9,333(4)

UBS Securities, LLC..........................           300,964(3)               300,964(3)
                                                         13,200(4)                13,200(4)

Prairie Path Corporation.....................            76,001(3)                76,001(3)
                                                          3,333(4)                 3,333(4)

Libra Investments, Inc.(6)(8)................           101,250(5)               101,250(5)


Ravich Revocable Trust of 1989(6)(7)(8)......           139,842(3)               139,842(3)
                                                          6,133(4)                 6,133(4)
                                                        154,750(5)               154,750(5)

Robert G. Morrish(7)(8)......................            20,000(5)                20,000(5)

Upchurch Living Trust U/A/D 12/14/90(7)......            10,000(5)                10,000(5)

Stephen C. Smith(7)(8).......................            10,000(5)                10,000(5)

Richard Coppersmith(7).......................            10,000(5)                10,000(5)

Jonathan L. Schwartz(7)......................            10,000(5)                10,000(5)

W. Jeffrey Baxter(7).........................            10,000(5)                10,000(5)

Charles A. Thurnher(7).......................             5,000(5)                 5,000(5)

Charles A. Yamarone(7).......................             5,000(5)                 5,000(5)

Eugene J. Fattore(7).........................             1,500(5)                 1,500(5)

------------------------

(1) Other than with respect to the Shares offered upon the exercise of outstanding Warrants as described in footnote (2) below, the beneficial ownership and shares offered data represent an estimate of the number of shares of Common Stock issuable upon the conversion of, or otherwise in respect to, all of the shares of Convertible Preferred beneficially owned by these persons, using the effective market price of $1.92 on March 25, 1997 in determining the number of shares of Common Stock issuable as of the first date on which the Convertible Preferred may be converted. On March 25, 1997, the closing sale price of the Common Stock on the Nasdaq SmallCap Market was $2.00 per share. The actual number of shares of Common Stock offered hereby is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors which cannot be predicted by the Company at this time, including, among others, application of the conversion provisions based on market prices prevailing at the actual date of conversion and whether or to what extent dividends are paid in shares of Convertible Preferred. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock. The shares of Convertible Preferred were issued in a private placement in December 1996. See "Risk Factors -- Effect of Conversion of

    Convertible Preferred Stock; Potential Common Stock Adjustment; Dilution" and "Description of Capital Stock."

(2) This table assumes that (a) 337,500 shares of Common Stock (subject to adjustments) are issuable upon the exercise of Warrants to purchase shares of Common Stock at an exercise price of $2.50 per share, issued to the Company's placement agent in connection with the December 1996 private placement, and (b) 300,000 shares of Common Stock (subject to adjustments) are issuable upon exercise of Warrants to purchase an aggregate of 300,000 shares of Common Stock at an exercise price of $2.00 per share, issued to the holders of the Convertible Preferred in connection with the waiver (the "Waiver") of certain contractual provisions contained in the Registration Rights Agreement. See "Risk Factors -- Effect of Conversion of Convertible Preferred; Potential Common Stock Adjustment; Dilution", "Plan of Distribution" and "Description of Capital Stock."

(3) Represents an estimate of the number of shares of Common Stock issuable upon conversion of the Convertible Preferred held by such holder. See "Description of Capital Stock--Preferred Stock."

(4) Represents shares of Common Stock issuable upon the exercise of Warrants held by such holders issued in connection with the Waiver. See "Description of Capital Stock--Preferred Stock."

(5) Represents shares of Common Stock issuable upon the exercise of Warrants held by such holder issued to Libra in connection with the December 1996 private placement of Convertible Preferred. See "Plan of Distribution" and "Description of Capital Stock."

(6) Libra acted as the Company's placement agent in private placements consummated in November 1995, June 1996 and December 1996. In connection with the November 1995 and June 1996 private placements, the Company issued to Libra warrants to purchase an aggregate of 237,500 shares of Common Stock and paid to Libra aggregate commissions in the amount of $610,000. In addition, in connection with the June 1996 private placement, the Company issued to the Ravich Revocable Trust of 1989 (the "Ravich Trust"), as Libra's designee, warrants to purchase 30,000 shares of Common Stock. Mr. Jess M. Ravich, the trustee of the Ravich Trust, is the Chief Executive Officer and majority shareholder of Libra. In connection with the December 1996 private placement, the Company paid Libra an aggregate of $675,000 in commissions and issued Libra five-year Warrants to purchase an aggregate of 337,500 Shares of Common Stock (subject to adjustments). See "Plan of Distribution" and "Description of Capital Stock."

(7) In March 1997, Libra transferred Warrants to purchase 236,250 shares of Common Stock (subject to adjustments) to such Selling Securityholder. See "Plan of Distribution" and "Description of Capital Stock."

(8) Such Selling Securityholder is also listed as a selling securityholder in the 1996 Registration Statement. See "Risk Factors--Future Sales of Common Stock; Existing Registration Statement; Registration Rights; Potential Default Payments" and "Description of Capital Stock."

                              PLAN OF DISTRIBUTION

    All of the Shares offered hereby are being offered on behalf of the Selling Securityholders. The Shares include such presently indeterminate number of shares of Common Stock issuable upon conversion of or otherwise in respect of the 450,000 shares of Convertible Preferred issued in a private placement in December 1996. The number of shares of Common Stock indicated to be issuable in connection with the conversion of the Convertible Preferred and offered for resale hereby is an estimate based upon the effective market price of the Common Stock on March 25, 1997, is subject to adjustment and could be materially less or more than such estimated amount depending upon factors which cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock. If, however, the effective market price of the Common Stock on March 25, 1997 were used in determining the number of shares issuable as of the first date on which the Convertible Preferred may be converted, the Company would be obligated to issue a total of 6,840,097 shares of Common Stock assuming all 450,000 shares of Convertible Preferred outstanding were converted on such date. See "Risk Factors -- Effect of Conversion of Convertible Preferred Stock; Potential Common Stock Adjustment; Dilution" and "Description of Capital Stock." The Shares offered hereby also include 337,500 shares of Common Stock (subject to adjustments) issuable upon exercise in full of five-year Warrants to purchase 337,500 shares of Common Stock, with an exercise price of $2.50 per share, and 300,000 shares of Common Stock (subject to adjustments) issuable upon the exercise in full of five-year Warrants to purchase 300,000 shares of Common Stock, with an exercise price of $2.00 per share. See "Selling Securityholders" and "Description of Capital Stock."

    The Selling Securityholders have advised the Company that the sale of the Shares may be effected directly to purchasers by the Selling Securityholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve block transactions). Any sales of the Shares may be effected through the Nasdaq SmallCap Market, in private transactions or otherwise. The Shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If the Selling Securityholders effect sales of Shares through underwriters, brokers, dealers or agents, such firms may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom they may act as agent or as principal or both. Those persons who act as broker-dealers or underwriters in connection with the sale of the Shares will be selected by the Selling Securityholders and may have other business relationships with, and perform services for, the Company. Any Selling Securityholder, underwriter or broker-dealer who participates in the sale of the Shares may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. Any commissions received by any underwriter or broker-dealer and any profit on any resale of the Shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

    The anti-manipulation provisions of Rules 101 through 104 under the Exchange Act may apply to purchases and sales of Common Stock by the Selling Securityholders. In addition, there are restrictions on market-making activities by persons engaged in the distribution of the Common Stock.

    Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be able to be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

    The Company is required to pay expenses incident to the registration, offering and sale of the Shares pursuant to this Offering, including fees and expenses incurred by one counsel representing the holders of the Convertible Preferred. In determining the then applicable conversion price of the Convertible Preferred, under certain circumstances, the market price of the Common Stock will be net of normal and customary commissions and underwriting or dealer spreads. The Company has also agreed to indemnify the Selling Securityholders and their controlling persons against certain liabilities, including liabilities under the Securities Act. The Company estimates that expenses of the Offering to be borne by it will be approximately $130,000.

    Libra Investments, Inc. acted as the Company's placement agent in connection with the private placement of 450,000 shares of Convertible Preferred in December 1996 and, in connection therewith, the Company paid Libra an aggregate of $675,000 in commissions and issued to Libra five-year Warrants to purchase an aggregate of 337,500 shares of Common Stock (subject to adjustments), with an exercise price of $2.50 per share. Libra also acted as the Company's placement agent in connection with the private placements of 5.5 million shares of Common Stock (at a price of $2.00 per share) in November 1995 and 600,000 shares of Common Stock (at a price of $4.50 per share) in June 1996. Upon the consummation of the November 1995 and June 1996 private placements, the Company paid Libra an aggregate of $610,000 in commissions and issued to Libra (or its designees) five-year Warrants to purchase an aggregate of 267,500 shares of Common Stock (subject to adjustments). The Ravich Revocable Trust of 1989 was Libra's designee in the June 1996 private placement and received Warrants to purchase an aggregate of 30,000 shares of Common Stock (subject to adjustments) in connection therewith. Mr. Jess M. Ravish, the trustee of the Ravich Trust, is an affiliate of Libra and a Selling Securityholder in this Offering. Libra is also listed as a selling securityholder in connection with the 1996 Registration Statement. See "Selling Securityholders and "Description of Capital Stock."

    The Company has advised the Selling Securityholders that if a particular offer of Shares is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a Prospectus Supplement must be distributed setting forth such terms and related information.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company's Certificate of Incorporation, as amended, authorizes the issuance of 80.0 million shares of Common Stock and 10.0 million shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), including 600,000 shares of Convertible Preferred. As of March 25, 1997, approximately
44.8 million shares of Common Stock were issued and outstanding, 450,000 shares of Convertible Preferred were issued and outstanding, and approximately 7.0 million shares of Common Stock (subject to adjustments) were issuable upon exercise of outstanding options and warrants (including the Warrants). In addition, approximately 6.9 million shares of Common Stock may be issuable upon conversion in full of the Convertible Preferred, based on the assumptions disclosed in this Prospectus and subject to the terms and provisions relating to the Convertible Preferred. See "Selling Securityholders," "Plan of Distribution," "-- Preferred Stock," "--Outstanding Options and Warrants" and "Incorporation of Certain Information by Reference." As of March 25, 1997, there were approximately 650 stockholders of record with respect to the Company's outstanding Common Stock.

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock do not have any cumulative voting rights. The rights, privileges and preferences of the holders of Common Stock are subordinate to the rights of holders of Convertible Preferred and any shares of Preferred Stock that may be issued by the Company in the future. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors from time to time out of funds legally available therefore, subject to, among other things, those factors described under the heading "Risk Factors." Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Common Stock are entitled to receive pro rata all assets available for distribution to its stockholders after payment or provision for payment of debts and other liabilities of the Company and payments, if any, due to the holders of the outstanding Convertible Preferred. As of the date hereof, there are no preemptive or other subscription rights or redemption or sinking fund provisions with respect to the Common Stock. See "Risk Factors -- Effect of Conversion of Convertible Preferred; Potential Common Stock Adjustment; Dilution."

PREFERRED STOCK

    GENERAL. The Preferred Stock may be issued in one or more series, and shares of each series will have the rights and preferences as determined by the Board of Directors in authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board of Directors may, without further action by the holders of Common Stock, determine the number of shares constituting that series, any dividend rights or rates, conversion rights, voting rights (which may be greater or lesser than the voting rights of the holders of the Common Stock), rights and terms of redemption (including any sinking fund provisions) and the liquidation preferences of such series. Holders of any series of Preferred Stock, when issued, will have priority claims to dividends and to any distributions upon liquidation of the Company, and other preferences over the holders of the Common Stock.

    OUTSTANDING CONVERTIBLE PREFERRED. At March 25, 1997, there were 450,000 shares of 5% Cumulative Convertible Preferred Stock issued and outstanding.

    OPTIONAL AND AUTOMATIC CONVERSION. Each share of Convertible Preferred is convertible by the holder into shares of Common Stock at any time beginning July 1, 1997, or earlier if a change in control transaction occurs. In addition, all outstanding shares of Convertible Preferred will be automatically converted into shares of Common Stock on December 31, 1999, subject to the satisfaction of certain conditions and events by the Company (the "Forced Conversion Date"), or later under certain circumstances.

    Generally, the number of shares of Common Stock to be issued upon conversion is determined by dividing (i) the sum of $25 multiplied by the number of shares being converted, plus accrued and unpaid dividends thereon and any unpaid Default Payments, by (ii) a conversion price (as determined in the certificate of designation) which ranges from approximately 72% to 85% of the then market price of the Common Stock, depending upon the date of conversion. The effective market price generally will be determined as follows: (i) if the holder giving the conversion notice has sold the shares of Common Stock issuable upon conversion, the effective market price will be the weighted average of the actual selling price at which the holder converting has sold the shares of Common Stock (which may not be less than the lowest trading price on the date of such trade as reported by the Nasdaq SmallCap Market), net of normal and customary commissions and underwriting or dealer spreads or (ii) if the holder giving the conversion notice has not sold such shares of Common Stock issuable upon conversion, the effective market price will be the average of the daily means between the low trading price and the closing price of the Common Stock for the three consecutive trading days prior to conversion date. The conversion price is also subject to adjustment for customary anti-dilution events such as stock splits, stock dividends, reorganizations and certain mergers.

    The number of shares of Common Stock issuable upon conversion of or otherwise in respect to the 450,000 shares of Convertible Preferred is subject to adjustment and will likely be more or less than the estimated amount depending upon factors which the Company is unable to predict at this time, including the future market price of the Common Stock. If the effective market price of the Common Stock on March 25, 1997 of $1.92 per share were used to determine the number of shares issuable as of the first date on which the Convertible Preferred may be converted, the Company would be obligated to issue an aggregate of 6,846,097 shares of Common Stock assuming all of the outstanding shares of Convertible Preferred were converted by the holders. There is no limitation on the number of shares of Common Stock that the Company may be required to issue in connection with the conversion of the Convertible Preferred.

    The Company is required to reserve for issuance a pre-determined number of shares of Common Stock to be issued upon conversion of the Convertible Preferred.

    VOTING. Holders of the Convertible Preferred have the right to vote with the holders of the Common Stock, combined as one class, in the election of directors and on such other matters to be voted on by the stockholders. Each share of Convertible Preferred has one vote on each matter. In addition, the affirmative vote of 75% of the outstanding shares of Convertible Preferred is required for the consummation of certain business combinations and other extraordinary transactions, amendments or waivers to the Company's certificate of designations or amendments to the Company's organizational documents which may change the rights of the holders of the Convertible Preferred.

    DIVIDENDS. Each holder of outstanding shares of Convertible Preferred is entitled to receive, out of funds legally available therefor, cumulative dividends on each share at the rate of $1.25 per share per annum, compounded semi-annually, when payable (whether or not declared). The dividends may be paid at the Company's option in cash or additional shares of Convertible Preferred (with each additional share valued at $25.00 per share). The Company has agreed with the holders of the Convertible Preferred that it would not declare dividends or make any distributions to holders of the Common Stock prior to the earlier of February 1998 (or later under certain circumstances) and the date on which all of the outstanding shares of Convertible Preferred have been converted into shares of Common Stock. The Company is also required to pay any accrued and unpaid dividends on outstanding shares of Convertible Preferred before declaring or paying any dividends on any other class or series of stock.

    LIQUIDATION. In the event of the Company's liquidation, dissolution or winding up (voluntary or otherwise), the holders of the Convertible Preferred are entitled to receive, prior and in preference to any distribution of Company assets to the holders of any other class or series of shares, the amount of $25 per share plus any accrued and unpaid dividends.

    REGISTRATION RIGHTS. In December 1996, the Company entered into the Registration Rights Agreement with the holders of the Convertible Preferred which required the Company to file the 1997

Registration Statement (of which this Prospectus is a part) with the Commission relating to the offer and sale of shares of Common Stock issuable upon conversion of the Convertible Preferred by March 31, 1997, and to use its best efforts to cause the 1997 Registration Statement to become effective under the Securities Act by June 29, 1997.

    In March 1997, effective December 31, 1996, the Company and all of the holders of the outstanding Convertible Preferred executed the waiver in connection with the Company's obligations to comply with redemption provisions contained in the Registration Rights Agreement. Pursuant to the Waiver, each holder of the Convertible Preferred irrevocably waived the Company's obligations to comply with provisions in the Registration Rights Agreement which would have obligated the Company to redeem the Convertible Stock (or shares of Common Stock issuable upon conversion of, or otherwise in respect to, the Convertible Preferred) and, in consideration therefor, the Company (a) issued to the holders (on a pro rata basis) in accordance with the terms thereof, Warrants to purchase 300,000 shares of Common Stock (subject to adjustments) with an exercise price of $2.00 per share, (b) waived its rights to request that the holders of the Convertible Preferred receive any Default Payments in additional shares of Convertible Preferred and (c) agreed that the holders of Convertible Preferred may convert their shares into shares of Common Stock at approximately 72% of the effective market price of the Common Stock in the event a change in control transaction occurs prior to February 1998, or later under certain circumstances.

    The Company has agreed to indemnify the Selling Securityholders against certain liabilities arising from the Offering, including liabilities under the Securities Act.

    DEFAULT PAYMENTS. In the event the 1997 Registration Statement is not declared effective by June 29, 1997, the Company will be required to pay to each holder a Default Payment in cash in an amount equal to 3% of the liquidation preference for the Convertible Preferred held for any part of each 30-day period subsequent to June 29, 1997 until the 1997 Registration Statement has been declared effective. The Company has also agreed to make a similar Default Payment to the holders of Convertible Preferred in the event that (i) the Company fails, refuses or is unable to cause the securities covered by the 1997 Registration Statement to be listed on the exchange on which the Common Stock is then traded, (ii) any holder's ability to sell the securities covered by the 1997 Registration Statement is suspended for more than sixty days in the aggregate, or at any time during December 1997 or January 1998, or (iii) the Company does not have a sufficient number of shares of Common Stock available to effect conversion of the Convertible Preferred. The Company must pay the Default Payments each month until the condition or event causing the payment to be made no longer exists. See "Risk Factors."

EXISTING REGISTRATION STATEMENT

    In December 1996, the Company's registration statement for the sale by selling securityholders of 6,967,500 shares of Common Stock was declared effective by the Securities and Exchange Commission (the 1996 "Registration Statement"). Certain of the Selling Securityholders in this Offering are also selling securityholders in the 1996 Registration Statement. See "Selling Securityholders" and "Plan of Distribution."

MARKET INFORMATION

    The Company's Common Stock was listed on The Nasdaq SmallCap Market on September 19, 1991 and thereafter on the Nasdaq National Market until 1994. During the Company's Chapter 11 reorganization proceedings, the Company was unable to meet Nasdaq's minimum price requirements for continued listing and, as a result, the Common Stock was delisted. From 1994 to June 1996, the Common Stock was quoted on the OTC Bulletin Board. The Common Stock recommenced its listing on The Nasdaq SmallCap Market on July 1, 1996 under the symbol "CICI."

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Certificate of Incorporation, as amended, includes provisions to eliminate the personal liability of the Company's directors to the fullest extent permitted by Delaware law. Under current law, such exculpation generally extends to breaches of fiduciary duty, except for (i) breaches of such person's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct and (iii) those instances where such person received an improper personal benefit and (iv) the declaration of dividends in violation of the law.

    The Company's By-Laws provide that the Company shall indemnify any person who is or is threatened to be made a party to any action or proceeding by reason of his or her being or having been a director or officer of the Company to the fullest extent permitted by Delaware law.

    It is the position of the Commission that insofar as indemnification for liabilities arising under the Securities Act may be invoked by any director or officer as a means of indemnifying any of them against such liabilities, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents, filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference into this Prospectus:

        1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on March 31, 1997.

        2. The Company's Current Report on Form 8-K dated December 31, 1996, filed with the Commission on January 7, 1997.

        3. The Company's Current Report on Form 8-K dated January 14, 1997, filed with the Commission on January 22, 1997.

        4. The Description of the Common Stock contained the Company's Registration Statement on Form 8-A filed with the Commission on October 17, 1991 (File No. 0-19301), as amended, by Amendment No. 1 filed on October 31, 1991.

    In addition, all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective filing dates of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (excluding any exhibits to such documents). Requests for copies should be directed to Communication Intelligence Corporation, 275 Shoreline Drive, Suite 520, Redwood Shores, CA 94065, Attention: Secretary.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Baer Marks & Upham LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1996 and 1995 and for the years then ended incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Communication Intelligence Corporation for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Communications Intelligence Corporation for the year ended December 31, 1994 appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission under the Securities Act a Registration Statement on Form S-3 (the "Registration Statement") with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits and schedules thereto as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement or in a filing incorporated by reference herein, reference is made to the exhibit for a more complete description of the matters involved, and each statement shall be deemed qualified in its entirety by this reference.

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith files certain periodic reports, proxy statements and other information with the Commission. Reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20002.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Risk Factors...................................           2
The Company....................................          10
Use of Proceeds................................          10
Selling Securityholders........................          11
Plan of Distribution...........................          14
Description of Capital Stock...................          16
Incorporation of Certain Information by
  Reference....................................          19
Legal Matters..................................          19
Experts........................................          19
Available Information..........................          20

                               7,477,597 SHARES*
                                  COMMON STOCK

                                 COMMUNICATION
                                  INTELLIGENCE
                                  CORPORATION
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses to be borne by the Company in connection with the sale and distribution of the Shares offered hereby (other than underwriting discounts and commissions). All amounts shown are estimates, except for the Securities and Exchange Commission filing fee.

Securities and Exchange Commission filing fee.....................  $   4,426
Nasdaq SmallCap Market additional share listing fee...............  $   7,500
Legal fees and expenses...........................................  $  40,000
Accounting fees and expenses......................................  $  25,000
Blue Sky fees and expenses........................................  $   2,000
Printing and engraving expenses...................................  $  35,000
Miscellaneous.....................................................  $  16,074
                                                                    ---------
Total fees and expenses...........................................  $ 130,000
                                                                    ---------
                                                                    ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law, among other things, and subject to certain conditions, authorizes the Company to indemnify its officers and directors against certain liabilities and expenses incurred by such persons in connection with the claims made of their being such an officer or director. The Company's By-Laws provide that the Company shall indemnify any person who is or was a director or officer of the Company and is a party or is threatened to be made a party to any action or proceeding to the fullest extent permitted by Delaware law.

    Article V of the Company's By-laws provides as follows:

SECTION 1. ACTIONS AGAINST DIRECTORS AND OFFICERS.

    The Corporation shall indemnify to the full extent permitted by, and in the manner permissible under, the laws of the State of Delaware any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or served any other enterprise as a director or officer at the request of the Corporation or any predecessor of the Corporation.

SECTION 2. CONTRACT.

    The provisions of Section 1 of this Article V shall be deemed to be a contract between the Corporation and each director and officer who serves in such capacity at any time while such By-law is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

SECTION 3. NONEXCLUSIVITY.

    The rights of indemnification provided by this Article V shall not be deemed exclusive of any other rights to which any director or officer of the Corporation may be entitled apart from the provisions of this Article V.

ITEM 16. EXHIBITS.

    The following is a list of Exhibits filed as a part of this Registration
Statement:

 EXHIBIT NUMBER                               DESCRIPTION OF DOCUMENT
-----------------  -----------------------------------------------------------------------------
          2.1      Second Amended Plan of Reorganization of the Company (incorporated herein by reference to the Exhibits included in the Company's Current Report on Form
                   8-K, filed on October 24, 1994).
         *5.1      Opinion of Baer Marks & Upham LLP (regarding the validity of the shares of the Common Stock).
        *23.1      Consent of Baer Marks & Upham LLP (included in Exhibit 5.1).
         23.2      Consent of Price Waterhouse LLP, Independent Accountants.
         23.3      Consent of Ernst & Young LLP, Independent Auditors.
         24.1      Power of Attorney (included on page II-3).

------------------------

* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

    (a) The Registrant hereby undertakes the following:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration statement or any material change to such information in this Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

    (4) That for purposes of determining any liability under the Securities Act each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 31, 1997.

                                COMMUNICATION INTELLIGENCE CORPORATION

                                By:                /s/ JAMES DAO
                                     -----------------------------------------
                                                     James Dao
                                             Chairman of the Board and
                                              Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints James Dao, Philip S. Sassower, Francis V. Dane and Jonathan J. Russo, or any of them, as his true and lawful attorneys-in-fact and agents, with full powers of substitution and re-substitution, for him and in his name, place and stead, to sign in any and all capacities any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

  /s/ GEORGE P. CLAYSON III     Director
------------------------------                                 March 31, 1997
    George P. Clayson III

                                Vice President, Secretary
     /s/ FRANCIS V. DANE          and Treasurer (Principal
------------------------------    Financial and Accounting     March 31, 1997
       Francis V. Dane            Officer)

                                Chairman of the Board and
        /s/ JAMES DAO             Chief Executive Officer
------------------------------    (Principal Executive         March 31, 1997
          James Dao               Officer)

    /s/ MICHAEL MCFARLAND       Director
------------------------------                                 March 31, 1997
      Michael Mcfarland

    /s/ PHILIP S. SASSOWER      Director
------------------------------                                 March 31, 1997
      Philip S. Sassower

    /s/ DONALD R. SCHEUCH       Director
------------------------------                                 March 31, 1997
      Donald R. Scheuch

      /s/ CHIEN-BOR SUNG        Director
------------------------------                                 March 31, 1997
        Chien-Bor Sung

                          INDEX TO EXHIBITS FILED WITH

                        FORM S-3 REGISTRATION STATEMENT

 EXHIBIT NUMBER                                         DESCRIPTION OF DOCUMENT
-----------------  -------------------------------------------------------------------------------------------------
          2.1      Second Amended Plan of Reorganization of the Company (incorporated herein by reference to the
                   Exhibits included in the Company's Current Report on Form 8-K, filed on October 24, 1994).

         *5.1      Opinion of Baer Marks & Upham LLP.

        *23.1      Consent of Baer Marks & Upham LLP (included in Exhibit 5.1).

         23.2      Consent of Price Waterhouse LLP, Independent Accountants.

         23.3      Consent of Ernst & Young LLP, Independent Auditors.

         24.1      Power of Attorney (included on page II-3).

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*   To be filed by amendment.